Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated October 17, 2012	Registration Statement No. 333-179013
Supplementing the Preliminary
Prospectus Supplements dated October 15, 2012
(To Prospectus dated February 6, 2012)

Walter Investment Management Corp.

Concurrent Offerings of

Common Stock, par value $0.01 per share

(the “Common Stock Offering”)

and

4.50% Convertible Senior Subordinated Notes due 2019

(the “Convertible Notes Offering”)

The information in this pricing term sheet relates to the Common Stock Offering and the Convertible Notes Offering and should be read together with (i) the preliminary prospectus supplement dated October 15, 2012 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated October 15, 2012 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement” and, together with the “Common Stock Preliminary Prospectus Supplement,” the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein and (iii) the base prospectus dated February 6, 2012, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-179013.

The Issuer has increased the size of the Common Stock Offering to 6,000,000 shares (or 6,900,000 shares if the underwriters exercise their option to purchase additional shares in full) and has sold such shares at a price to the public of $42.00 per share. Investors should read the Preliminary Prospectus Supplements (including the unaudited pro forma condensed combined financial information and other financial information included therein) in conjunction with the information in this pricing term sheet. The information in this pricing term sheet supersedes and updates the information in the Preliminary Prospectus Supplements to the extent inconsistent therewith.

Issuer:	Walter Investment Management Corp., a Maryland corporation.

Ticker / Exchange for Common Stock:	WAC / The New York Stock Exchange MKT (“NYSE MKT”).

Pricing Date:	October 17, 2012.

Trade Date:	October 18, 2012.

Settlement Date:	October 23, 2012.

Common Stock Offering

Securities Offered:	Common stock of the Issuer, par value $0.01 per share (the “Common Stock”).

Shares Offered:	6,000,000 shares of Common Stock (or 6,900,000 shares if the underwriters’ option to purchase 900,000 additional shares is exercised in full).

NYSE MKT Last Reported Sale Price on October 17, 2012:	$42.65 per share of Common Stock.

Price to Public:	$42.00 per share of Common Stock. $252,000,000 in aggregate (or $289,800,000 if the underwriters’ option to purchase 900,000 additional shares is exercised in full).

Shares of Common Stock Outstanding Following the Common Stock Offering:	34,830,015 shares (or 35,730,015 shares if the underwriters’ option to purchase additional shares is exercised in full).

Use of Proceeds:

The Issuer estimates that the net proceeds from the Common Stock Offering will be approximately $240.1 million (or $276.1 million if the underwriters’ option to purchase additional shares is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

The Issuer intends to use approximately $95 million of the net proceeds of the Common Stock Offering to partially fund the Acquisition (as defined in the Common Stock Preliminary Prospectus Supplement). The Issuer intends to use the remaining net proceeds, including any proceeds it may receive from the exercise by the underwriters of their option to purchase additional shares, to enhance its liquidity in anticipation of potential growth opportunities, including acquisitions, and for working capital and general corporate purposes. The closing of the Common Stock Offering is not contingent upon the completion of the Acquisition. If the Acquisition is not completed, the Issuer intends to use the net proceeds from the Common Stock Offering to enhance its liquidity in anticipation of potential growth opportunities, including acquisitions, to reduce indebtedness and for working capital and general corporate purposes.

Price to Public, Underwriting Discount and Proceeds:	The following table shows the Price to Public, underwriting discounts and commissions and proceeds before expenses to the Issuer for the Common Stock Offering.

Price to Public	Per Share	Total
Underwriting discounts	$42.00	$252,000,000
and commissions	$1.89	$11,340,000
Proceeds, before expenses, to the Issuer	$40.11	$240,660,000

The estimated expenses of the Common Stock Offering payable by the Issuer, exclusive of underwriting discounts and commissions, are approximately $610,000.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc.

Co-Managers:	Sterne, Agee & Leach, Inc. FBR Capital Markets & Co. Keefe, Bruyette & Woods, Inc. Piper Jaffray & Co. Evercore Group L.L.C.

Convertible Notes Offering

Securities Offered:	4.50% Convertible Senior Subordinated Notes due 2019 (the “Notes”).

Aggregate Principal Amount Offered:	$265,000,000 aggregate principal amount of Notes (or $290,000,000 aggregate principal amount if the underwriters’ option to purchase an additional $25,000,000 aggregate principal amount is exercised in full).

Maturity Date:	November 1, 2019, unless earlier repurchased or converted.

Interest Rate:	4.50% per annum, accruing from the Settlement Date.

Interest Payment Dates:	May 1 and November 1 of each year, beginning on May 1, 2013.

Price to Public:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

Conversion Premium:	Approximately 40% above the Price to Public in the Common Stock Offering.

Initial Conversion Price:	Approximately $58.80 per share of Common Stock.

Initial Conversion Rate:	17.0068 shares of Common Stock per $1,000 principal amount of Notes.

Use of Proceeds:

The Issuer estimates that the net proceeds from the Convertible Notes Offering will be approximately $256.2 million (or $280.5 million if the underwriters’ option to purchase an additional $25,000,000 aggregate principal amount of Notes is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

The Issuer intends to use the net proceeds of the Convertible Notes Offering and cash on hand for the repayment of indebtedness under the Second Lien Facility (as defined in the Convertible Notes Preliminary Prospectus Supplement) and certain fees, expenses and premiums in connection therewith. If the underwriters exercise their option to purchase additional Notes, the Issuer intends to use the net proceeds from the issuance of such additional Notes to pay fees, expenses and premiums incurred in connection therewith.

Price to Public, Underwriting Discount and Proceeds:	The following table shows the Price to Public, underwriting discounts and commissions and proceeds before expenses to the Issuer for the Convertible Notes Offering.

	Per Note	Total
Price to Public(1)	$1,000	$265,000,000
Underwriting discounts and commissions	$30	$7,950,000
Proceeds, before expenses, to the Issuer	$970	$257,050,000
(1) Plus accrued interest, if any, from the Settlement Date.

The estimated expenses of the Convertible Notes Offering payable by the Issuer, exclusive of underwriting discounts and commissions, are approximately $850,000.

CUSIP:	93317W AA0

ISIN:	US93317WAA09

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc.

Co-Manager:	RBS Securities Inc.

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of Common Stock, if any, by which the conversion rate will be increased for conversions in connection with a “make-whole fundamental change” (as defined in the Convertible Notes Preliminary Prospectus Supplement):

Stock Price
Effective Date	$42.00	$45.00	$50.00	$55.00	$60.00	$75.00	$100.00	$125.00	$150.00	$200.00	$250.00	$300.00	$350.00	$400.00

October 23, 2012	6.8027	6.1089	5.1854	4.4752	3.9158	2.7939	1.8207	1.3029	0.9827	0.6090	0.4014	0.2735	0.1903	0.1346
November 1, 2013	6.8027	6.0037	5.0393	4.3063	3.7360	2.6166	1.6807	1.1980	0.9039	0.5627	0.3728	0.2551	0.1781	0.1265
November 1, 2014	6.8027	5.8776	4.8603	4.0979	3.5133	2.3970	1.5090	1.0703	0.8085	0.5069	0.3382	0.2329	0.1636	0.1168
November 1, 2015	6.8027	5.7163	4.6316	3.8320	3.2300	2.1217	1.2981	0.9161	0.6941	0.4400	0.2968	0.2063	0.1462	0.1053
November 1, 2016	6.8027	5.5090	4.3348	3.4866	2.8633	1.7728	1.0423	0.7332	0.5596	0.3612	0.2476	0.1748	0.1257	0.0920
November 1, 2017	6.8027	5.2547	3.9486	3.0295	2.3778	1.3264	0.7365	0.5219	0.4050	0.2690	0.1892	0.1371	0.1012	0.0763
November 1, 2018	6.8027	5.2154	3.4415	2.3891	1.6889	0.7389	0.3875	0.2885	0.2315	0.1615	0.1195	0.0916	0.0720	0.0580
November 1, 2019	6.8027	5.2154	2.9932	1.1750	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices or the earlier and later effective dates based on a 365-day year, as applicable.

•

If the stock price is greater than $400.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Convertible Notes Preliminary Prospectus Supplement), the conversion rate will not be increased.

•

If the stock price is less than $42.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Convertible Notes Preliminary Prospectus Supplement), the conversion rate will not be increased.

Notwithstanding the foregoing, in no event will the conversion rate exceed 23.8095 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

Correction to Subordination Provisions:

The first sentence in the second to last paragraph of the Convertible Notes Preliminary Prospectus Supplement set forth under “Description of Notes—Subordination” is replaced in its entirety, as follows:

“After the senior indebtedness is paid in full and until the notes are paid in full, holders of the notes will be subrogated to the rights of holders of senior indebtedness to receive payments in respect of senior indebtedness.”

Capitalization:

The following table sets forth the Issuer’s cash and cash equivalents and its capitalization as of June 30, 2012:

•

on an as adjusted basis, after giving effect to the sale of Notes in the Convertible Notes Offering and the application of the net proceeds therefrom as set forth under “Use of Proceeds” in the Convertible Notes Preliminary Prospectus Supplement;

•	on an as further adjusted basis to give effect to the Common Stock Offering; and

•	on an as further adjusted basis to give effect to the Acquisition (as defined in the applicable Preliminary Prospectus Supplement).

The closing of the Convertible Notes Offering is not contingent upon the closing of the Common Stock Offering, and the closing of the Common Stock Offering is not contingent upon the closing of the Convertible Notes Offering. Neither the Common Stock Offering nor the Convertible Notes Offering is contingent upon the completion of the Acquisition.

You should read the information in this table together with the Issuer’s consolidated financial statements and the related notes and the information contained in the documents incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying prospectus and “Unaudited Pro Forma Condensed Combined Financial Information” in the applicable Preliminary Prospectus Supplement.

	As of June 30, 2012
(in thousands)	As Adjusted for the Convertible Notes Offering(1)	As Further Adjusted for the Common Stock Offering(1)	As Further Adjusted for the Acquisition(1)
Cash and cash equivalents	$601	$240,651	$156,587

Debt:
First lien senior secured term loan (2)	$436,105	$436,105	$436,105
Second lien senior secured term loan (2)	—	—	—
Servicing advance liabilities and other debt	115,871	115,871	242,775
4.50% Convertible Senior Subordinated Notes due 2019 offered hereby (1)	188,850	188,850	188,850

Total debt (1)(2)(3)	$740,826	$740,826	$867,730

Stockholders’ Equity:
Preferred Stock, $0.01 par value per share: Authorized — 10,000,000 shares; Issued and outstanding — 0 shares	$—	$—	$—
Common Stock, $0.01 par value per share: Authorized — 90,000,000 shares; Issued and outstanding — 28,830,015 shares (As Adjusted for the Convertible Notes Offering); 34,830,015 shares (As Further Adjusted for the Common Stock Offering) and 35,721,280 shares (As Further Adjusted for the Acquisition) (4)	289	349	358
Additional paid-in-capital (1)	232,978	472,968	510,392
Retained earnings	314,399	314,399	311,299
Accumulated other comprehensive income	468	468	468

Total stockholders’ equity	$548,134	$788,184	$822,517

Total capitalization (1)(2)(3)	$1,288,960	$1,529,010	$1,690,247

(1)	Upon issuance of the Notes, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 470-20 (“ASC 470-20”), the fair value of the feature to convert the debt into Common Stock will be reported as a component of stockholders’ equity and the debt will be reported at a discount to the face amount resulting in a decrease in the amount of debt. Under GAAP, the amount of debt reported will accrete up to the face amount over the expected term of the debt. The determination of the fair values of the debt and equity components has been estimated but is subject to change based upon the completion of the Issuer’s analysis of non-convertible debt interest rates. The Issuer currently estimates that the fair value of the feature to convert the debt into Common Stock, which will be reported as unamortized discount on the Notes, is equal to approximately $73.6 million on a pre-tax basis; this amount will be reported as $44.7 million, on an after-tax basis, as an increase to additional paid-in capital on an As Adjusted for the Convertible Notes Offering basis, an As Further Adjusted for the Common Stock Offering basis and an As Further Adjusted for the Acquisition basis. ASC 470-20 does not affect the actual amount that the Issuer is required to pay.

(2)	These amounts reflect the face amount of such indebtedness, net of applicable original issuance discount. The face amount of the first lien senior secured term loan is $443.7 million and the face amount of the second lien senior secured term loan is $265.0 million.

(3)	Excludes (i) intercompany indebtedness, (ii) guarantees under the Issuer’s senior secured revolving credit facility and (iii) mortgage-backed and asset-backed notes and a variable funding loan facility, both of which are non-recourse to the Issuer and its subsidiaries.

(4)	These amounts do not include shares of Common Stock issuable in connection with:

•	unexercised stock options;

•	outstanding restricted stock units;

•	future grants under the Issuer’s incentive plans; and

•	conversion of the Notes.

891,265 shares of Common Stock to be issued in connection with the Acquisition are not reflected in the As Adjusted for the Convertible Notes Offering and As Further Adjusted for the Common Stock Offering columns.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplements and an accompanying prospectus dated February 6, 2012) with the Securities and Exchange Commission, or SEC, for the Common Stock Offering and the Convertible Notes Offering. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Convertible Notes Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, by calling 1-800-221-1037 or by emailing newyork.prospectus@credit-suisse.com; from Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by calling 1-866-718-1649 or by emailing prospectus@morganstanley.com; from BofA Merrill Lynch by calling 1-866-500-5408; or from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplements and the accompanying prospectus dated February 6, 2012. The information in this communication supersedes the information in the applicable Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the applicable Preliminary Prospectus Supplement.

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